UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: November 2, 2019

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: _______________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

DAVIDsTEA Inc.

(Full Name of Registrant)

N/A

(Former Name if Applicable)

5430 Ferrier

(Address of Principal Executive Office (Street and Number))

Town of Mount-Royal, Québec, Canada

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K,

Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

DAVIDsTEA Inc., a corporation incorporated under the Canada Business Corporations Act (the “Company”), has determined that it is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the period ended November 2, 2019 (the “Q3 Form 10-Q”) within the prescribed time period.

Substantially concurrently with the filing of this Form 12b-25, the Company is filing a Current Report on Form 8-K (the “Form 8-K”) disclosing that the Company will restate its unaudited condensed interim consolidated financial statements and related footnote disclosures for the quarters ended May 4, 2019 and August 3, 2019 contained in its Quarterly Reports on Form 10-Q (the “Affected Financial Statements”) to reflect the restatement resulting from an error in the assessment of impairment indicators upon completing the store impairment analysis under IAS 36, Impairment of Assets (“IAS 36”) subsequent to the adoption of IFRS 16, Leases (“IFRS 16”) and a change in the elections applied upon initial adoption of IFRS 16 on February 3, 2019. In light of such restatement, the Company disclosed that investors should no longer rely upon the Affected Financial Statements. As was also disclosed in the Form 8-K, the Company has concluded that it has a material weakness in its internal control over financial reporting as of May 4, 2019 related to a design deficiency in the assessment of impairment indicators upon completing the store impairment analysis under IAS 36 post-adoption of IFRS 16. Therefore, the Company has concluded that its internal control over financial reporting and disclosure controls and procedures were ineffective as of May 4, 2019.

As a result of the restatement process, the Company is continuing to assess the adjustments to its financial statements and has been delayed in completing its final determination and review of its financial statements and internal controls over financial reporting for the quarter ended November 2, 2019.

The Company intends to file as soon as practicable the Q3 Form 10-Q in addition to (i) an amendment to its Quarterly Report on Form 10-Q for the period ended May 4, 2019 to restate its unaudited condensed consolidated financial statements and related financial information at May 4, 2019 and to amend certain other items within that report and (ii) an amendment to its Quarterly Report on Form 10-Q for the period ended August 3, 2019 to similarly restate its unaudited condensed consolidated financial statements and related financial information at August 3, 2019 and to amend certain other items within that report.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Frank Zitella	888	873-0006
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Cautionary Note Regarding Forward Looking Statements:

This Form 12b-25 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”), including statements regarding our expectations regarding the timing and outcome of our restatement of certain financial statements, including on previously announced Company financial results and the anticipated adjustments thereto.

These forward-looking statements involve risks and uncertainties, and actual results could vary materially from these forward-looking statements. Factors that may cause future results to differ materially from management’s current expectations include, among other things, the outcome of the Company’s completion of the quantification and evaluation of the specific impact of the errors in the Company’s revenue recognition practices on the Company’s financial results and previously issued financial statements, including the possibility of material adjustments thereto; the discovery of additional and unanticipated information during the procedures required to be completed before the Company is able to file its required reports; the risk that the completion and filing of the reports will take longer than expected; pending litigation and the possibility of further legal proceedings adverse to the Company resulting from the restatement or related matters; the costs associated with the restatement; and the timing of the review by, and the conclusions of, our independent registered public accounting firm regarding the restatement. We disclaim any obligation to update information contained in these forward-looking statements whether as a result of new information, future events, or otherwise.

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DAVIDsTEA, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date December 18, 2019	By:	/s/ Frank Zitella
Name: Frank Zitella
Title: Chief Financial Officer and Chief Operating Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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